FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 14, 2009 (“ CryptoLogic’s innovative betting games chosen by BetClic”)

3

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic’s innovative betting games chosen by BetClic

Fast growing European online sports gaming business to license at least five online slot games

December 14 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has signed a multi-year agreement to license at least five of its most compelling online betting games to BetClic, a major European online sports gaming business.

The agreement covers some of CryptoLogic’s top slot games which are all scheduled to go live on BetClic’s Games website, providing CryptoLogic with recurring revenue based on wagers placed by BetClic’s customers. One CryptoLogic game is already live with the remainder to follow shortly. The games will be integrated through CryptoLogic’s technology platform provider, Gaming Technology Solutions plc.

Brian Hadfield, President and CEO of CryptoLogic, said: “The popularity and demand for our industry-leading games remains strong as evidenced by this latest agreement with BetClic, a fast growing European operator. As each new licensee launches our games, we add a new and recurring revenue stream to our business while providing enhanced value and user experience for our partners’ customers.”

Created in 2005, in less than four years BetClic has grown from a start-up to a major online sports gaming business in Europe. Led by its founder and CEO, Nicolas Béraud, it currently has 300 employees, including 40 bookmakers and over one and a half million customers.

“We are excited about the prospect of adding quality branded content to our current portfolio,” said Nicolas Béraud, CEO of BetClic. “CryptoLogic games are instantly recognisable and are developed to the highest industry standards. This partnership further enhances our commitment to offering the best gaming experience to our diverse customer base.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

2

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About BetClic

Created in 2005, in less than four years BetClic has grown from a start-up to a major online sports gaming business in Europe. Led by its founder CEO Nicolas Béraud, it currently has 300 employees, including 40 bookmakers and more than 1.5 million customers. The company operates across 15 different countries (UK, France, Italy, Spain, Portugal, Poland, Greece...) each with its own dedicated country team. It is friendly, simple to use and based around a shared passion for sport. BetClic is strongly committed to responsible gaming. The company is now a part of the Mangas Gaming group, the leading online sports and gaming company in Europe, which has also acquired Bet-at-home and Expekt.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.